LARSEN & TOUBRO LIMITED

SECRETARIAL DEPARTMENT

Regd. Off.: L&T House, Ballard Estate, P. O. Box 278, Mumbai 400 001 • Phone : 22685656 • Fax : 91-22-22685893

[redacted]

E-Mail :

03037908

Ref :

SEC/DS

November 10, 2003.

Securities and Exchange Commission
Division of Corporate Finance,
Room 3094 (3-6),
450 Fifth Street N.W.,
WASHINGTON DC 20549 – U.S.A.

03 DEC -4 7:21

FILE NO : 82-3957

Dear Sir,

Re: Limited Review Report for the quarter ended 30/09/2003

SUPPL

We forward herewith a copy of the "**Limited Review Report for the six month period ended 30th September 2003**" issued by our statutory auditors, M/S. Sharp & Tannan, Chartered Accountants, Mumbai .

Thanking you,

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Yours faithfully,
for **LARSEN & TOUBRO LIMITED**

LALIT RATADIA
(JOINT COMPANY SECRETARY)

Encl : As above.

SHARP & TANNAN
Chartered Accountants

Limited Review Report for the six month period ended 30th September, 2003

1. We have reviewed the accompanying statement of unaudited financial results, stamped and initialed by us for identification, of LARSEN & TOUBRO LIMITED for the six month period ended 30th September, 2003. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

2. A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statement taken as a whole. Accordingly, we do not express an opinion.

3. Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material mis-statement.

SHARP & TANNAN
Chartered Accountants
by the hand of

F.M. KOBLA
Partner
(Membership No.15882)

Mumbai, 31st October, 2003

Bank of Baroda Building, Bombay Samachar Marg, Mumbai - 400 001. India
Tel. (22) 2204 7722/23, 5633 8343 - 47 Fax (22) 5633 8352 E-mail : sharp@bom3.vsnl.net.in

LARSEN & TOUBRO LIMITED

UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 30TH SEPTEMBER, 2003

Rs.crore

	Particulars	3 months ended September 30		6 months ended September 30		Year ended March 31
		2003	2002	2003	2002	2003
1	Gross Sales / Income from Operations	**2639.49**	2028.17	**4914.62**	4090.69	9869.83
	Less : Excise duty	**141.67**	110.03	**281.02**	226.74	509.71
	Net Sales / Income from operations	**2497.82**	**1918.14**	**4633.60**	**3863.95**	**9360.12**
2	Other Income	**124.62**	50.88	**196.08**	95.20	254.34
3	**Total Expenditure**	**2432.59**	**1796.95**	**4429.55**	**3590.31**	**8645.77**
a)	(Increase)/decrease in stock in trade	**(7.38)**	(17.27)	**23.31**	4.98	(11.63)
b)	i) Consumption of raw materials (incl.WIP)	**731.81**	415.36	**1106.36**	928.40	2360.30
	ii) Sub-contracting charges	**484.07**	313.06	**911.54**	604.24	1644.30
	iii) Construction materials	**250.21**	222.26	**494.64**	372.62	875.06
	iv) Purchase of Trading Goods	**116.83**	126.35	**243.65**	207.49	611.59
	v) Other manufacturing expenses	**272.34**	259.79	**558.57**	535.14	1087.07
c)	Staff cost [See Notes 1 & 2]	**202.00**	171.06	**371.78**	322.08	668.40
d)	Sales, administration and other expenses	**382.71**	306.34	**719.70**	615.36	1410.68
4	Share of Profit / (Loss) from Integrated Joint Ventures (net of tax)	**5.62**	1.36	**19.55**	4.95	23.07
5	Interest (Net)	**30.57**	53.53	**65.17**	112.96	176.99
6	Depreciation	**74.31**	74.63	**148.40**	150.33	304.57
7	**Profit before tax**	**90.59**	**45.27**	**206.11**	**110.50**	**510.20**
8	Provision for Current tax (incl.for wealth tax)	**25.56**	2.65	**64.86**	19.76	88.50
9	Provision for Deferred tax	**(6.00)**	0.44	**(9.00)**	3.94	(11.40)
10	**Net Profit**	**71.03**	**42.18**	**150.25**	**86.80**	**433.10**
11	Paid-up equity share capital (Face value of share : Rs.10 each)	**248.67**	248.66	**248.67**	248.66	248.67
12	Reserves excluding revaluation reserve (as per balance sheet)					3279.53
13	Basic EPS (Rupees)	**2.86**	1.70	**6.04**	3.49	17.42
14	Diluted EPS (Rupees)	**2.33**	1.33	**4.90**	2.73	13.98
15	Aggregate of Non-Promoter Shareholding:					
	Number of Shares ('000s)	**248669**	248660	**248669**	248660	248669
	Percentage of Shareholding	**100%**	100%	**100%**	100%	100%

Notes:

1. In the previous quarter, unamortised lump sum VRS compensation of Rs.51.65 crore as on 31.03.2003 was adjusted against the General Reserve and hence, no charge for amortisation was recognised. In this quarter, as per ICAI's clarification, the said adjustment was reversed and the expenditure amortized as before. Consequently, staff cost includes a charge of Rs.3.98 crore and Rs.7.96 crore for the quarter and for the half-year respectively.
2. Staff Cost for the quarter includes Rs.1.33 crore being the intrinsic value of stock options granted to employees amortized in line with SEBI Guidelines. In addition, a sum of Rs.5.51 crore relating to earlier years has been adjusted against the General Reserve.
3. The Company has revalued some of its Lands, Buildings under Construction, Plant & Machinery and other fixed assets and recognised an impairment loss of Rs.100.75 crore. The said loss has been adjusted against Revenue Reserves in terms of the transitional provisions of Accounting Standard 28 "Impairment of Assets", and hence, there is no impact on the profit for the quarter.
4. The Company has taken steps to de-list its equity shares on all exchanges other than the Bombay Stock Exchange and the National Stock Exchange. Considering the reach of these two exchanges, the Company feels that the interests of the shareholders would not be prejudiced.
5. The Company had no unresolved investor complaints as on 1st July 2003. During the quarter, 21 complaints were received and resolved.
6. Previous period's figures have been re-grouped / re-classified / recast to conform to current period's figures
7. The above results have been [a] subjected to a limited review by the statutory auditors and [b] approved and taken on record by the Board of Directors at the meeting on 31st October 2003.

SHARP & TANNAN CHARTERED ACCOUNTANTS

for LARSEN & TOUBRO LIMITED

A. M. NAIK
(Managing Director and Chief Executive Officer)

Mumbai
October 31, 2003

Segment-wise Revenue, Result and Capital Employed

Rs crore

	3 months ended 30th September		6 months ended 30th September		Year ended
	2003	2002	2003	2002	31.3.2003
Segment Revenue (including excise duty)					
1 Engineering & Construction	**1726.11**	1199.39	**3034.72**	2367.48	6155.04
2 Cement	**629.20**	601.41	**1354.62**	1286.97	2713.65
3 Electrical & Electronics	**253.87**	200.94	**455.94**	364.82	865.14
4 Others	**101.67**	96.18	**203.38**	198.81	425.29
Total	**2710.85**	2097.92	**5048.66**	4218.08	10159.12
Less: Inter-segment revenue	**53.11**	54.96	**100.80**	102.05	223.65
Net sales / Income from operations	**2657.74**	**2042.96**	**4947.86**	**4116.03**	**9935.47**
Segment Result (Profit before Interest and Tax)					
1 Engineering & Construction	**76.47**	55.79	**145.58**	124.73	445.49
2 Cement	**12.43**	20.30	**83.05**	62.78	177.82
3 Electrical & Electronics	**26.66**	24.38	**41.27**	38.50	103.83
4 Others	**5.67**	1.31	**3.74**	4.62	9.95
Total	**121.23**	101.78	**273.64**	230.63	737.09
Less: Inter-segment margin on internal capitalisation	**-**	0.13	**-**	0.28	0.32
Less: Interest expense, net of receipts	**30.57**	53.53	**65.17**	112.96	176.99
Add: Net Unallocable income / (expenditure)	(0.07)	(2.85)	(2.36)	(6.89)	(49.58)
Total Profit Before Tax	**90.59**	**45.27**	**206.11**	**110.50**	**510.20**
Capital Employed:					
(Segment assets less Segment liabilities)					
1 Engineering & Construction			**2163.79**	2107.64	2101.69
2 Cement			**3185.47**	3425.58	3316.33
3 Electrical & Electronics			**415.92**	425.48	444.77
4 Others			**211.42**	298.48	286.11
Total capital employed in segments			**5976.60**	6257.18	6148.90
Unallocable corporate assets less corporate liabilities			**1519.65**	1607.87	1430.73
Total Capital Employed			**7496.25**	**7865.05**	**7579.63**

Notes :

1. Segments have been identified in accordance with Accounting Standard (AS17) "Segment Reporting", considering the return / risk profiles of the businesses, the organisational structure and the management reporting systems.
2. **Segment definitions** : **Engineering & Construction** comprises execution of engineering & construction projects to provide solutions in civil, mechanical, electrical and instrumentation engineering (on turnkey basis or otherwise) to core sectors / infrastructure industries; **Cement** includes manufacture and sale of cement / clinker and ready mix concrete; **Electrical & Electronics** includes low voltage switchgear / control gear, petroleum pumps, metering / protection systems, control & automation equipment, medical equipment etc; **Others** includes packaging business (metal / glass containers and bottle closures) and marketing of welding alloys and construction equipment.
3. Segment Revenue comprises Sales and other income allocable specifically to a segment.
4. Unallocable expenditure includes mainly expenses incurred on common services provided to segments and corporate expenses.Unallocable income includes dividends . Corporate assets mainly include investments in Subsidiary / Associate Companies.
5. In several businesses of the Company, particularly the E&C business, margins do not accrue uniformly during the year. Hence, the financial performance of the segments can be discerned only on the basis of the figures for the full year.